UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

April 19, 2021
Date of Report (Date of earliest event reported)

HERMAN MILLER, INC.
(Exact name of registrant as specified in its charter)

Michigan	001-15141	38-0837640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

855 East Main Avenue, Zeeland, MI 49464
(Address of principal executive offices and zip code)

(616) 654-3000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MLHR	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01   Regulation FD Disclosure

On April 19, 2021, Herman Miller, Inc. (the “Company”) and Knoll, Inc. (“Knoll”) issued a joint press release announcing the entry into an Agreement and Plan of Merger, dated April 19, 2021 (the “Merger Agreement”), by and among the Company, Heat Merger Sub, Inc., a wholly owned subsidiary of the Company, and Knoll, providing for the acquisition of Knoll by the Company.

On April 19, 2021, in connection with the announcement of the Merger Agreement the Company intends to host a conference call and a webcast for investors and the public. Details for accessing the conference call and the webcast can be found in the press release filed as Exhibit 99.1 hereto. A presentation (the “Investor Presentation”) for reference during such call and webcast is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 8.01   Other Events.

A copy of the joint press release issued by the Company and Knoll is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by Herman Miller, Inc. and Knoll, Inc., dated April 19, 2021

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 19, 2021	HERMAN MILLER, INC.

	By:	/s/ Kevin J. Veltman
Kevin J. Veltman
Vice President of Investor Relations & Treasurer (Duly Authorized Signatory for Registrant)